Exhibit 10.19

ITC^DeltaCom, Inc.

Description of Non-Employee Director Compensation

Non-employee directors of ITC^DeltaCom, Inc. (the “Company”) who are not members of or affiliated with the Welsh, Carson, Anderson & Stowe group of the Company’s stockholders or with Tennenbaum Capital Partners, LLC (“independent directors”) receive cash fees for their service on the board of directors of the Company and on committees of the board. All independent directors are eligible to receive equity-based fees pursuant to the ITC^DeltaCom, Inc. Amended and Restated Stock Incentive Plan for their board and committee service.

Beginning on January 1, 2008, independent directors receive annual fees of $75,000 and the chairman of each of the audit committee, the compensation committee and the governance committee receives an additional annual fee of $10,000. All such fees are paid in cash. All directors are entitled to reimbursement for their reasonable out-of-pocket expenditures incurred in connection with their board and committee service.

Each independent director also receives annual awards of restricted stock units pursuant to the ITC^DeltaCom, Inc. Amended and Restated Stock Incentive Plan. In November 2008, independent directors each received 50,000 restricted stock units, which had a value at grant of less than the historical target of $55,000. Due to recent volatility in the Company’s stock price, the board of directors intends to evaluate the value of that award during 2009 and, if it deems such action to be appropriate in its discretion, make an additional cash or equity payment such that the total annual award to directors would approximate a value of $55,000. Each award of restricted stock units will vest ratably on the first and second anniversaries of the grant date.